UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13D/A





                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 8 )*


                               PhotoWorks, Inc.**
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                    71940B**
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                                 (CUSIP Number)



  Gary Christophersen, 1260 16th Avenue West, Seattle, WA 98119 (206) 281-1390
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 December 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**   Formerly Seattle FilmWorks, Inc. CUSIP #81257210
     (Name Change in February, 2000)
     Formerly American Passage Marketing Corporation, CUSIP #02882810 (Name Change in February, 1989)

                                 SCHEDULE 13D/A

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  CUSIP NO.  71940B                                       PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gary R. Christophersen

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
            PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR(e)                                  [_]

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      CITIZENSHIP OR PLACE OR ORGANIZATION
 6
             U.S.A.
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                          SOLE VOTING POWER  109,687
                     7    This amount represents 109,687 shares of Common Stock
                          subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
     NUMBER OF            within 60 days of January 7, 2002.
      SHARES
                   -----------------------------------------------------------
                          SHARED VOTING POWER  1,467,803
   BENEFICIALLY      8    Mr. Christophersen holds these shares in joint
                          tenancy with his wife.
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER  109,687
                     9    This amount represents 109,687 shares of Common Stock
    REPORTING             subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
                          within 60 days of January 7, 2002.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER  1,467,803
       WITH          10   Mr. Christophersen holds these shares in joint
                          tenancy with his wife.
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,490
11 (includes 109,687 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of January 7, 2002)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
         9.41%

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      TYPE OF REPORTING PERSON*
 14     IN

===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO.  71940B                                       PAGE 3 OF 4 PAGES
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                                  SCHEDULE 13D

Note: Share amounts given in this report are adjusted, where appropriate, to reflect the 2-for-1 stock split of the Issuer's Common Stock, effective March 16, 1994, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1995, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1996 and the 3-for-2 stock split of the Issuer's Common Stock, effective March 17, 1997.

                                  AMENDMENT #8

     This Amendment #8, to the Schedule 13D effective as of September 22, 1989, is being filed to make a correction to the percentage of shares of common stock ("Common Stock") of PhotoWorks, Inc. (the "Issuer") beneficially owned by Mr. Christophersen as of December 5, 2001 that was reflected in Amendment #7 filed on that date and to reflect an additional purchase of 100,000 shares of Common Stock on December 7, 2001. As of January 7, 2001, Mr. Christophersen's beneficial ownership of Common Stock has increased from 8.72% as of December 5, 2001 (which was incorrectly stated to be to 8.08% in the Schedule 13D/A filed on that date) to 9.41%. This increase is due to (i) the purchase of 100,000 shares of Common Stock on December 7, 2001 and (ii) the inclusion of 8,437 shares subject to options that will vest on February 9, 2002 and 8,438 shares subject to options that will vest on March 4, 2002.

Item 1.   Security and Issuer.

     No change.

Item 2.   Identity and Background.

     No change.

Item 3.   Source and Amount of Funds or Other Consideration.

         On December 7, 2001, Mr. Christophersen purchased 100,000 shares of Common Stock for a total purchase price of $12,000.

         In consideration of Mr. Christophersen's continuing service to the Issuer, the Issuer periodically grants to him options to purchase Common Stock. As of January 7, 2002, Mr. Christophersen held options to purchase 109,687 shares of Common Stock that were currently exercisable or exercisable within 60 days. Should Mr. Christophersen choose to exercise all or part of these options, he anticipates that he would use his personal funds.

Item 4.   Purpose of Transaction.

     No change.

Item 5.   Interest in securities of the Issuer.

(a) As of January 7, 2002, Gary Christophersen beneficially owned 9.41% (1,577,490 shares) of the outstanding stock of the Issuer, which includes 109,687 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of January 7, 2002.

(b) Mr. Christophersen has shared voting and investment power with respect to 1,467,803 shares of Common Stock (Mr. Christophersen holds these shares in joint tenancy with his wife), and sole voting and investment power with respect to 109,687 shares which are subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of January 7, 2002. Should Mr. Christophersen exercise his options to purchase Common Stock when all of his options become exercisable within 60 days of January 7, 2002, he will have sole voting and investment power with respect to 109,687 shares of Common Stock.

                                 SCHEDULE 13D/A
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  CUSIP NO.  71940B                                       PAGE 4 OF 4 PAGES
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(c)  On December 7, 2001, Mr. Christophersen  purchased 100,000 shares of Common
     Stock at a price of $0.12 per share. Mr. Christophersen used his personal funds to pay for such shares.

(d)  No change.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        No change.

Item 7.   Material to be Filed as Exhibits.

        No change.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2002
---------------------------------
Date
                                     /s/ Gary R. Christophersen
                                    ------------------------------------
                                    Signature